pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces 20-F Annual Report Filed

Vancouver BC, June 4, 2015:  Pacific Booker Minerals’ 20-F Annual Report required for our NYSE MKT Listing for the year ended January 31, 2015 has been filed on the US Securities and Exchange Commission’s EDGAR website (http://www.sec.gov/edgar/searchedgar/companysearch.html) and is available for downloading on our website at http://www.pacificbooker.com/financials.htm.

The Company’s audited financial statements for the fiscal year ended January 31, 2015 are included in the Company’s Form 20-F and contained an audit report that includes a going concern emphasis of matter in accordance with Canadian generally accepted auditing standards and PCAOB (United States) auditing standards.

This news release is required by the NYSE MKT Company Guide and does not represent any change or amendment to any of the Company’s filings for the fiscal year ended January 31, 2015.

If you would like a hard copy of the annual financial statement, please use the link provided on that page and complete the request form for a copy to be sent by regular mail.  The information provided will be used for that purpose only.

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml